Exhibit 99.1

Entrée Resources Files NI 43-101 Technical Report for its Interest in the Entrée/Oyu Tolgoi Joint Venture Property

VANCOUVER, Feb. 28, 2018 /CNW/ - Entrée Resources Ltd. (TSX:ETG; NYSE American:EGI – the "Company" or "Entrée") is pleased to announce that it has today filed a National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101") technical report ("Report") titled "Entrée/Oyu Tolgoi Joint Venture Project, Mongolia, NI 43-101 Technical Report" on its interest in the Entrée/Oyu Tolgoi joint venture property in Mongolia. The Report has an effective date of January 15, 2018 and is available on SEDAR at www.sedar.com and on the Company's website. The Report relates to the press release announced by the Company on January 15, 2018.

The Report discusses two development scenarios, an updated reserve case ("2018 Reserve Case") and a Life-of-Mine Preliminary Economic Assessment ("2018 PEA"). The 2018 Reserve Case is based only on mineral reserves attributable to the Entrée/Oyu Tolgoi joint venture from the first lift ("Lift 1") of the Hugo North Extension ("HNE") underground block cave. The 2018 PEA is an alternative development scenario completed at a conceptual level that assesses the inclusion of mineral resources from the second lift ("Lift 2") at HNE and the Heruga deposit into an overall mine plan with mineral resources from HNE Lift 1.

Mr. Stephen Scott, President and CEO of Entrée, comments, "I am very excited that Entrée's stakeholders can now assess and appreciate the life-of-mine potential of Entrée's joint venture interest. The 2018 PEA demonstrates that Entrée's interest is multi-generational, with potential to deliver over US$2.1 billion dollars in undiscounted pre-tax cash flows just from Hugo North Extension Lifts 1 and 2 over the first 33 years of production.  Post-tax, this equates to a net present value ("NPV8%") of US$277 million*.  The 2018 PEA also brings resources from Heruga into the mine plan, but these are not scheduled to be mined until much later in the life of the Oyu Tolgoi project.  Although the Heruga deposit provides considerable flexibility for future mine planning and development options, additional technical work is needed to establish the mineral resources and costs with greater certainty and to enable investors to better understand the true value of the Heruga deposit. Right now, the schedule outlined in the Report shows the 2018 PEA has a duration of at least 77 years, from the start of HNE Lift 1 in 2021 until the completion of Heruga in 2097, even without further exploration success."

The 2018 Reserve Case is based only on mineral reserves attributable to the Entrée/Oyu Tolgoi joint venture from Lift 1 of the HNE underground block cave. The 2018 Reserve Case NPV8% for HNE Lift 1 is US$111 million. The 2018 PEA includes Indicated and Inferred resources from HNE Lifts 1 and 2, and Inferred resources from Heruga. The 2018 PEA NPV8% is $278 million.

*Long term metal prices used in the net present value economic analysis are: copper US$3.00/lb, gold US$1,300.00/oz and silver US$19.00/oz.

The economic analysis in the 2018 PEA does not have as high a level of certainty as the 2018 Reserve Case. The 2018 PEA is preliminary in nature and includes Inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the 2018 PEA will be realized. Mineral resources are not mineral reserves and do not have demonstrated economic viability.

The Report was completed independently by Amec Foster Wheeler Americas Limited.

QUALIFIED PERSON

Robert Cinits, P.Geo., Entrée's Vice President, Corporate Development, a Qualified Person as defined by NI 43-101, has approved the technical information in this release.

ABOUT ENTRÉE RESOURCES LTD.

Entrée Resources Ltd. is a well-funded Canadian mining company with a unique carried joint venture interest on a significant portion of one of the world's largest copper-gold projects – the Oyu Tolgoi project in Mongolia. Entrée has a 20% carried participating interest in the Entrée/Oyu Tolgoi joint venture, with a 30% interest in all mineralization identified above 560 metres elevation on the Entrée/Oyu Tolgoi joint venture property. Sandstorm Gold Ltd., Rio Tinto and Turquoise Hill Resources Ltd. are major shareholders of Entrée, holding approximately 14%, 10% and 8% of the shares of the Company, respectively. More information about Entrée can be found at www.EntreeResourcesLtd.com.

This News Release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian securities laws with respect to corporate strategies and plans; the value and potential value of assets and the ability of Entrée to maximize returns to shareholders; potential types of mining operations; construction and continued development of the Oyu Tolgoi underground mine; the expected timing of first development production from Lift 1 of the Entrée/Oyu Tolgoi joint venture property; anticipated future production and mine life; the future prices of copper, gold, molybdenum and silver; the estimation of mineral reserves and resources; the realization of mineral reserve and resource estimates; anticipated future production, capital and operating costs, cash flows and mine life; anticipated business activities; and future financial performance.

In certain cases, forward-looking statements and information can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budgeted", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "does not anticipate" or "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might", "will be taken", "occur" or "be achieved". While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of Entrée's future performance and are based on numerous assumptions regarding present and future business strategies, local and global economic conditions, legal proceedings and negotiations and the environment in which Entrée will operate in the future, including the price of copper, gold, silver and molybdenum, and the status of Entrée's relationship and interaction with the Government of Mongolia, Oyu Tolgoi LLC ("OTLLC"), Rio Tinto and Turquoise Hill Resources. With respect to the construction and continued development of the Oyu Tolgoi underground mine, important risks, uncertainties and factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements and information include, amongst others, the timing and cost of the construction and expansion of mining and processing facilities; the timing and availability of a long term power source for the Oyu Tolgoi underground mine; the ability of OTLLC to draw down on the supplemental debt under the Oyu Tolgoi project finance facility and the availability of additional financing on terms reasonably acceptable to OTLLC, Turquoise Hill Resources and Rio Tinto to further develop Oyu Tolgoi; delays, and the costs which would result from delays, in the development of the underground mine; projected copper, gold, silver and molybdenum prices and demand; and production estimates and the anticipated yearly production of copper, gold, silver and molybdenum at the Oyu Tolgoi underground mine. The 2018 PEA is based on a conceptual mine plan that includes Inferred resources. Numerous assumptions were made in the preparation of the 2018 PEA, including with respect to mineability, capital and operating costs, production schedules, the timing of construction and expansion of mining and processing facilities, and recoveries, that may change materially once production commences at HNE Lift 1 and additional development and capital decisions are required. Any changes to the assumptions underlying the 2018 PEA could cause actual results to be materially different from any future results, performance or achievements expressed or implied by forward-looking statements and information relating to the 2018 PEA. Other uncertainties and factors which could cause actual results to differ materially from future results expressed or implied by forward-looking statements and information include, amongst others, unanticipated costs, expenses or liabilities; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; the size, grade and continuity of deposits not being interpreted correctly from exploration results; the results of preliminary test work not being indicative of the results of future test work; fluctuations in commodity prices and demand; changing foreign exchange rates; actions by Rio Tinto, Turquoise Hill Resources and/or OTLLC and by government authorities including the Government of Mongolia; the availability of funding on reasonable terms; the impact of changes in interpretation to or changes in enforcement of laws, regulations and government practices, including laws, regulations and government practices with respect to mining, foreign investment, royalties and taxation; the terms and timing of obtaining necessary environmental and other government approvals, consents and permits; the availability and cost of necessary items such as power, water, skilled labour, transportation and appropriate smelting and refining arrangements; and misjudgements in the course of preparing forward-looking statements.

In addition, there are also known and unknown risk factors which may cause the actual results, performance or achievements of Entrée to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements and information. Such factors include, among others, risks related to international operations, including legal and political risk in Mongolia; risks associated with changes in the attitudes of governments to foreign investment; risks associated with the conduct of joint ventures; discrepancies between actual and anticipated production, mineral reserves and resources and metallurgical recoveries; global financial conditions; changes in project parameters as plans continue to be refined; inability to upgrade Inferred mineral resources to Indicated or Measured mineral resources; inability to convert mineral resources to mineral reserves; conclusions of economic evaluations; future prices of copper, gold, silver and molybdenum; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining government approvals, permits or licences or financing or in the completion of development or construction activities; environmental risks; title disputes; limitations on insurance coverage; as well as those factors discussed in the Company's most recently filed Management's Discussion and Analysis and in the Company's Annual Information Form for the financial year ended December 31, 2016, dated March 10, 2017 filed with the Canadian Securities Administrators and available at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

SOURCE Entrée Resources

View original content: http://www.newswire.ca/en/releases/archive/February2018/28/c1242.html

%CIK: 0001271554

For further information: David Jan, Investor Relations, Entrée Resources Ltd., Tel: 604-687-4777 | Toll Free: 1-866-368-7330, E-mail: djan@EntreeResourcesLtd.com

CO: Entrée Resources

CNW 15:56e 28-FEB-18